                                                                     EXHIBIT 2.1

          FIRST AMENDMENT TO THE SALE AND PURCHASE AGREEMENT FOR EXXON
                    CALIFORNIA REFINING AND MARKETING ASSETS
                                     BETWEEN
                           EXXON MOBIL CORPORATION AND
                       VALERO REFINING COMPANY-CALIFORNIA


THIS FIRST AMENDMENT TO THE SALE AND PURCHASE AGREEMENT FOR EXXON CALIFORNIA REFINING AND MARKETING ASSETS BETWEEN EXXON MOBIL CORPORATION AND VALERO REFINING COMPANY-CALIFORNIA ("Sale and Purchase Agreement") is made and entered into as of the 14th day of May, 2000 between EXXON MOBIL CORPORATION, and VALERO REFINING COMPANY-CALIFORNIA. All provisions of the Sale and Purchase Agreement not amended hereby shall remain in full force and effect.

ARTICLE VI  CLOSING

Section 6.1 of the SPA is hereby amended and restated as follows:

6.1 TIME AND PLACE. Subject to the satisfaction of the conditions set forth in
Article VII, the closing of the transaction as it relates to the Refinery and Terminal and assignment of the Distributor Sales Agreements shall be held at First American Title Company in Houston, Texas on May 15, 2000, and the closing as to the Marketing Assets shall be held at First American Title Company in Houston, Texas on June 15, 2000, or at such other time or place, or in such other manner, as Seller and Purchaser may mutually agree in writing. Such dates shall collectively be referred to as the "Closing" and such dates for each respective portion of the overall transaction as the "Closing Date" for that portion of the transaction.

ARTICLE III PURCHASE PRICE

Section 3.1 of the SPA is hereby amended and restated as follows:

3.1 AMOUNT. The price to be paid by Purchaser for the transfer, sale and assignment by Seller of the Assets other than the Refinery and Terminal Inventory is Eight Hundred Ninety-five Million Dollars ($ 895,000,000) ("Purchase Price"). The price to be paid by Purchaser for the Refinery and Terminal Inventory ("Refinery and Terminal Inventory Sale Price") shall be calculated in accordance with Section 6.4. Seller and Purchaser shall jointly agree on the allocation of the Purchase Price between the Refinery and Terminal and assignment of Distributor Sales Agreements on the one hand and the Marketing Assets on the other, for each respective Closing. Purchaser will make all payments of the Purchase Price and the Refinery and Terminal Inventory Sale Price in immediately available funds by "Fed Wire" transfer to the following accounts in the amounts Seller shall designate: (1) Citibank, NA; New York, NY; ABA No. 021000089; for credit to the account of Exxon Mobil Corporation; account no. 0004-7212, and (2) First Union National Bank; Charlotte, NC; ABA No. 053000219; account number D/5000000016439; FFC: 1576007751/44/Exxon Equipment
Trusts; Attn to: CT1870. The funds will be available in the designated accounts no later than noon (Central Daylight Time) on the day of Closing, or at such other time as Seller may agree to in writing. On sending these funds, Purchaser will advise the designated representative of Seller accordingly and will provide the relevant FEDWIRE numbers.

Section 3.2 of the SPA is hereby amended and restated as follows:

3.2      EARNEST MONEY DEPOSIT.

         3.2.1 Refinery and Terminal.

         3.2.1.1 Within five (5) days after Seller provides Purchaser notice that Seller desires to accept Purchaser's offer contained in this Agreement, Purchaser will deliver to Seller an irrevocable stand-by letter of credit (or similar instrument acceptable to Seller) drawn on a bank acceptable to Seller and in form and substance satisfactory to Seller, in the amount of Eighty-nine Million, Five Hundred Thousand Dollars ($ 89,500,000), representing an earnest money deposit equal to ten percent (10%) of the estimated Purchase Price (the "Earnest Money Deposit") as consideration for Seller's entry into this Agreement. The letter of credit shall provide that it may be drawn upon by Seller upon Seller's certification to the issuing bank of Purchaser's Default under this Agreement. Seller's notice of its desire to accept this Agreement shall not be binding on Seller unless and until Purchaser delivers the Earnest Money Deposit to Seller and Seller executes and delivers this Agreement. In such event, the date on which this Agreement is so delivered to Purchaser shall be entered on the first page hereof and shall be the Effective Date.

         3.2.1.2 On completion of the Closing of the Refinery and Terminal and assignment of the Distributor Sales Agreements, and Purchaser's full compliance with Section 3.2.2.1, Seller will release and return to Purchaser the letter of credit in the amount of $89,500,000. In the event the Closing as to the Refinery and Terminal does not occur and the failure to close is not a result of Purchaser's Default hereunder, then the Earnest Money Deposit, together with any interest or earnings thereon, shall be paid to Purchaser on the third business day following the scheduled Closing Date.

         3.2.2  Marketing Assets.

         3.2.2.1 Prior to or concurrent with the Closing for the Refinery, Terminal, and assignment of the Distributor Sales Agreements, Purchaser will deliver to Seller an irrevocable stand-by letter of credit (or similar instrument acceptable to Seller) drawn on a bank acceptable to Seller and in form and substance satisfactory to Seller, in the amount of Forty Million Dollars ($40,000,000), representing an earnest money deposit for the Marketing Assets. The letter of credit shall provide that it may be drawn upon by Seller upon Seller's certification to the issuing bank of Purchaser's Default under this Agreement.

         3.2.2.2 On completion of the Closing of the Marketing Assets, Seller will release and return to Purchaser the letter of credit in the amount of $40,000,000. In the event the Closing as to the Marketing Assets does not occur and the failure to close is not a result of Purchaser's Default hereunder, then the Earnest Money Deposit, together with any interest or earnings thereon, shall be paid to Purchaser on the third business day following the scheduled Closing Date.

SECTION 11.3.1.1--SELLER'S RETAINED ENVIRONMENTAL LIABILITIES

There shall be added a new Section 11.3.1.1.6 as follows:

         11.3.1.1.6 Any monetary fines or penalties ultimately due and owing which both (i) arise out of any Notice of Violation or Civil Action brought by or on behalf of the U.S. Environmental Protection Agency ("EPA") and imposed against Seller or Purchaser within five years of Closing directly resulting from information provided in response to EPA's March 14, 2000 Request for Information under Section 114 of the Clean Air Act seeking to determine compliance with Prevention of Significant Deterioration and Nonattainment New Source Review provisions of the Clean Air Act, as enforced by EPA or by state or local agencies pursuant to an EPA delegation; and (ii) (a) are attributable to actions taken prior to Closing by Seller with respect to the Refinery or Terminal and/or
(b) are attributable to an untimely or unresponsive submittal(s) by ExxonMobil to the EPA Section 114 Request for Information as it relates to the Refinery or Terminal, except as provided below (collectively the "Benicia Section 114 RFI"). The term "monetary fines or penalties," as used in this paragraph, shall not include the following, even if denominated as a fine or penalty or included as part of an action to collect fines or penalties: corrective action, facilities changes, additional permits, or any remedy other than that expressly set forth immediately above with respect to monetary fines or penalties. Seller and Purchaser shall, each at their own expense, cooperate in preparation of responses to the Benicia Section 114 RFI to the extent such responses pertain to the Refinery or Terminal. Purchaser's duty to cooperate shall include, but not be limited to, making its employees available, assisting in the compilation of data, providing documents and responding to questions as reasonably requested by Seller in the course of preparing responses to the Benicia Section 114 RF1. Seller shall not be liable for any monetary fines or penalties that result from an untimely or unresponsive submittal that is caused by Purchaser's failure to fulfill its duty to cooperate as set forth immediately above, and Purchaser shall be solely liable for any such monetary fines or penalties.

Seller shall take the lead on all communications, and conduct all negotiations regarding the Benicia Section 114 RFI with EPA and any state or local agencies to whom EPA has delegated authority. Purchaser shall be kept fully informed of all verbal communications with the EPA and any state or local agencies to whom EPA has delegated authority, and shall be copied on all written communications with such agencies concerning the Benicia Section 114 RFI. Purchaser shall be offered the opportunity to participate in any negotiations concerning the Benicia Section 114 RFI. Neither party may negotiate with the EPA or any local or state agency independent of the other party. The parties shall work to resolve the Benicia Section 114 RFI in a manner that is commercially reasonable and mutually beneficial.

ARTICLE XIX--PURCHASER'S INSPECTIONS

The parties agree that all of the provisions of Section 19.5 shall apply to Valero's installation of its TopTech rack automation system at the Benicia Terminal prior to the Closing.

ARTICLE XXII--EMPLOYEES AND BENEFITS

Section 22.1.1 shall be amended and restated as follows:

         22.1.1 Purchaser shall offer employment as of the Closing Date to all employees of Seller assigned to the California Refining and Marketing Assets, as referred to on Schedule 22.1.1, at substantially the same salaries or wages, including executive incentive and bonus payments, as were paid by Seller immediately prior to the Closing Date. Seller shall use its best efforts to retain all employees to be hired by Purchaser in their current positions up to the Closing Date. Purchaser shall keep on its payroll all such employees, except for those employees who voluntarily leave, are terminated due to death or disability, or are discharged for cause, for at least twelve (12) months after the Closing Date. Purchaser shall keep on its payroll all employees, except for those employees who voluntarily leave, are terminated due to death or disability, or are discharged for cause, who, as of the Closing Date, are within five (5) years of being eligible to retire under Seller's benefit plans, at least until such employees meet the requirements for eligibility for retirement under Seller's benefit plans. For purposes of this Section 22.1.1, "cause" shall include (i) any meaning ascribed to "cause" under California law, (ii) the commission of an illegal act, (iii) negligence or willful misconduct in carrying out (or failing to carry out) the employee's duties or responsibilities, (iv) failure to comply with any of Purchaser's existing business conduct policies, and (v) any other violation of Purchaser's policies or practices that could have resulted in termination of such employee.

Section 22.13 shall be amended and restated as follows:

         22.13 PAY EMPLOYEES UNTIL CLOSING DATE. Seller will pay all wages, salaries and other sums due employees at the Assets other than accrued vacation, and payroll taxes thereon through the close of business on the Closing Date.

There shall be added a new Section 22.18:

         22.18 CORS EMPLOYEES. Notwithstanding anything in the foregoing paragraphs, employees at Exxon Company Operated Retail Stores ("CORS") as set forth in Schedule 22.18 shall receive salary, wages and benefits substantially comparable in the aggregate to the benefits they received from Seller immediately prior to the Closing.

ATTACHMENT XII-A--REFINERY AND TERMINAL INVENTORY QUANTIFICATION PROCEDURES

The fourth paragraph in Section A of Attachment XII-A to the SPA is hereby amended and restated as follows:

The Estimated Refinery and Terminal Inventory Sale Price shall be based on preliminary Refinery and Terminal Inventory values applied to Estimated Refinery and Terminal Inventory quantities as of midnight between May 13 and May 14 (hereinafter referred to as the "Estimated Refinery and Terminal Inventory Sale Price Timing"), or as of a date mutually agreed to in writing if the Closing of the Refinery and Terminal does not take place on May 15.

The fifth paragraph in Section A of Attachment XII-A of the SPA is hereby amended and restated as follows:

The Final Refinery and Terminal Inventory Sale Price will be determined based on Final Refinery and Terminal Inventory as of midnight between May 15 and May 16 or the midnight between the Closing date and the next day if the Closing of the Refinery and Terminal takes place on a day other than May 15th (hereinafter referred to as the "Inventory Transfer Timing"). This Final Refinery and Terminal Inventory Price will be determined within 23 days of the Inventory Transfer Timing. Any adjustment versus the Estimated Refinery and Terminal Inventory Sale Price necessary to attain the Final Refinery and Terminal Inventory Sale Price shall be paid by wire transfer 3 business days following receipt of invoice and supporting documentation.

The First Paragraph of Section N. of Attachment XII-A of the SPA is hereby amended and restated as follows:

Estimated Refinery and Terminal Inventory Quantities will be determined as of midnight between May 13 and May 14, or if the Closing of the Refinery and Terminal does not take place on May 15, such dates as the parties mutually agree to in writing ("Estimated Refinery and Terminal Inventory Sale Price Timing") using automatic tank gauges (e.g., "Varec") readings unadjusted for quality and temperature, except as otherwise specified by the Inventory Committee. Where automatic tank gauges are not available, the Inventory Committee will develop a basis for estimating physical inventory.

The parties have mutually agreed that SGS Redwood Services shall serve as the Licensed Petroleum Inspector in accordance with Section F of Attachment XII-A of the SPA.

ATTACHMENT XII-B--REFINERY AND TERMINAL INVENTORY VALUATION PROTOCOL

The third paragraph of Section C. of Attachment XII-B of the SPA is hereby amended and restated as follows:

Except as otherwise specified, prices and price formulas used to determine the Estimated Refinery and Terminal Sale Price for all Products included in the Estimated Refinery and Terminal Inventory Quantity shall be based on a 1-day publication quote for May 11, 2000 (or if the Closing does not take place on May 15, the day two business days prior to the Closing) unless otherwise mutually agreed to in writing. For price formulas which require product quality information, "typical" product qualities shall be used to calculate the estimated payment. These prices, individually and collectively, are hereinafter referred to as "Estimated Product Price(s)."

The second Paragraph of Section D. of Attachment XII-B of the SPA is hereby amended and restated as follows:

The Final Refinery and Terminal Inventory Sale Price shall be determined within 23 days after Closing by applying the appropriate Final Product Price for each Product to the measured quantity of each Product included in the Final Refinery and Terminal Inventory. Any adjustment to the Estimated Refinery and Terminal Inventory Sale Price payment necessary to attain the Final Refinery and Terminal Inventory Sale Price shall be made by wire transfer 3 business days following receipt of invoice and supporting documentation.

Section J. of Attachment XII-B of the SPA shall be amended by adding the following paragraph at the end (following "Turbo Fuel (Bradshaw Terminal Only)":

Interface
Price shall be based upon the following formula: Price = 0.50 x UR price + 0.50 x LSD2 price - 10 cag Where:

         UR = OPIS West Coast Pipeline Bay Area Unleaded Mean
         LSD2 = OPIS West Coast Pipeline Bay Area Low Sulfur (0.05%) No.2 mean

The parties further agree that any further changes to Attachments XII-A and XII-B may be made as unanimously agreed to in writing by the "Inventory Committee" consisting of Chris Evans (for SGS), Bob Bartell (for Valero), and Bob Lloyd (for ExxonMobil).

EXHIBIT K BRANDED MARKET AGREEMENT

As necessitated by the bifurcated Closing of the Refinery and Terminal and assignment of the Distributor Sales Agreements on the one hand, and the Marketing Assets on the other, and the fact that ExxonMobil will continue to operate certain of the Marketing Sites until the Closing of the Marketing Assets, Valero agrees that Section 1.(b) "PERIOD AND EXCLUSIVITY" of the Branded Marketer Agreement (Exhibit K to the SPA) shall not apply until the Closing of the Marketing Assets.

EXECUTION OF CERTAIN DOCUMENTS IN ADVANCE OF CLOSING

ExxonMobil and Valero jointly agree to waive the provisions in Sections 5.2.1 and 5.2.2 of the SPA that the Supply Agreement and the Branded Marketer Agreement be executed forty five (45) days prior to the Closing Date, as long as such agreements are executed prior to the Closing Dates.

IN WITNESS HEREOF, the parties execute and agree to this First Amendment To The Sale And Purchase Agreement For Exxon California Refining And Marketing Assets Between Exxon Mobil Corporation And Valero Refining Company-California.


ATTEST:                                EXXON MOBIL CORPORATION


                                       By:
------------------------------------      --------------------------------
Assistant Secretary                    Title:
                                             -----------------------------

ATTEST:                                VALERO REFINING COMPANY-CALIFORNIA


                                       By:
------------------------------------      --------------------------------
Assistant Secretary                    Title:
                                             -----------------------------